







Insuring Your Future

First American Capital Corporation


2002
Annual Report

First American Capital "A Growing Company"


Assets
in millions
20
15
10
5
0
2000
2001
2002


Revenue
in millions
5
4
3
2
1
0
2000
2001
2002

Table of Contents

Mission Statement

The Mission of First American Capital Corporation is to build a Kansas company that operates on the basis of unity, pride and integrity.

The Mission Goals of First American Capital Corporation are to build shareholder value and establish careers for its agents and employees.


STRENGTH
VISION

First American Capital Corporation

1303 SW First American Place • Topeka, KS 66604 • (785) 267-7077 • Fax (785) 267-



Dear Shareholders:

The year of 2002 was a year of continued growth in both marketing and product services for First American Capital Corporation and our subsidiary, First Life America Corporation. We are now licensed to market our products in eight states: Illinois, Oklahoma, North Dakota, Texas, Ohio, Nebraska, Kentucky and Kansas. We are offering six life insurance products with two new products scheduled for introduction in 2003. This product mix provides for investment and life benefit coverage in the general areas of whole life, annuities, term, juvenile and single premium deferred annuities.

Company assets continue to show increases. At the close of 2002, we had increased our assets by 9% ($1,506,553) from the previous year. Company revenues were up 29% ($940,000) in 2002. Management's decision to establish our permanent home office has proven to be an excellent business decision. The Corporate office, dedicated in May 2001, is an excellent facility for our home office staff in their daily activities of providing efficient and timely support to our sales force and policyholders. As a result of our leasing of approximately one-half of our building space to high quality long-term tenants, we are receiving an excellent return on the Company's investment.

While achieving success in many areas, the year of 2002 brought with it many challenges. As we increased our marketing and production, we experienced increased expenses in several areas. With increased sales activity we incurred increased commissions and acquisition costs associated with growth. In today's economic climate it is vitally important to exercise prudent management to achieve the objectives of effective, efficient and profitable operation of the company. To achieve this objective, we are reassessing and refining our long-range business plan to provide products that (1) best serve the needs of our current and future policyholders, (2) can be marketed by our sales force, and (3) are profitable for the shareholder and the Company.

To enhance the Company's ability to successfully execute its long-term business plan, the Board has made the following management changes during the past months:

- Designation of a New President. Vince Rocereto was recently appointed as President of the Company. Vince is experienced in every area of marketing, executive management and corporate development with thirty-six years with American Home Life Insurance Company including Chairman and CEO.
- Appointment of a New Board Member. The Board recently elected Tom Fogt to the Board of Directors. Tom brings over twenty five years of extensive experience in insurance financial management, accounting, corporate development and business planning. He currently serves as Executive Vice President for Corporate Development for a $10 billion insurance organization.
- Designation of a New Chairman of the Board. I was elected Chairman of the Board on November 15, 2002. I was the first outside Board of Director recruited in 1996 for First American Capital Corporation. My business experience includes banking, real estate development, television marketing, economic development and public service as Kansas Secretary of Agriculture (1982-1986) and Kansas Secretary of Commerce (1987-1991).

The Company's dedication and vision for growth is unwavering. Our achievements of the past provide us with incentive and motivation to continue to move our company forward in the future.

On behalf of the First American Capital Corporation Board of Directors, management and staff, I, as Chairman of the Board, wanted to extend our appreciation to you for your support. Our successes and achievements have been made possible through your past investment as a shareholder in First American Capital Corporation. Thank you very much.

Your Chairman



Harland E. Priddle

Management's Discussion and Analysis or Plan of Operation

First American Capital Corporation (the "Company") makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

The statements contained in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to risks and uncertainties.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Financial Position

Significant changes in the consolidated balance sheets from 2001 to 2002 are highlighted below.

Total assets increased from $17,239,963 at December 31, 2001 to $18,746,516 at December 31, 2002. The Company's available-for-sale fixed maturities had a fair value of $10,760,529 and amortized cost of $10,096,482 at December 31, 2002. This investment portfolio is reported at market value with unrealized gains and losses, net of applicable deferred taxes, reflected as a separate component in shareholders' equity. Several of the short-term investments held by the Company in 2001 were either sold or matured and the proceeds were used to purchase investments in available-for-sale fixed maturity investments with higher yields during 2002. This change caused a $1,869,294 decrease (82%) in short-term investments and an increase of $2,154,628 (25%) in the Company's fixed maturities portfolio from 2001 to 2002.

The Company limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio between U.S. Government agency and corporate bonds. Investing in certificates of deposit further minimizes credit risk. As a result, management believes that significant concentrations of credit risk do not exist.

After completion of the construction of the office building, the Company has classified the unused portion of the land and the related improvement costs to real estate held for investment. At December 31, 2002 and 2001, the balance of this account was $274,564.

Cash and cash equivalents decreased from $463,363 at December 31, 2001 to $400,062 at December 31, 2002. Refer to the statement of cash flows for uses and sources of cash during 2002.

Investments in related parties decreased $19,027 from $150,576 at December 31, 2001 to $131,549 at December 31, 2002. This decrease is due to the Company's 50% (or $28,832) share of First Computer Services, LLC ("FCS") net loss from operations and a capital contribution of $9,805. FCS owns the computer hardware and software that runs the Company's policy administration, underwriting, claim processing, and accounting functions. First Alliance Corporation ("FAC") owns the remaining 50% interest in FCS.

Accounts receivable increased $217,974 from $104,447 at December 31, 2001 to $322,421 at December 31, 2002. The change is primarily due to an increase in amounts due from agents that have been advanced commissions on production of the Final Expense product as well as an increase in due premiums from last year.

Accounts receivable from affiliate decreased $124,881 from $124,881 at December 31, 2001 to $0 at December 31, 2002. The receivable, which was due from FAC, was attributable to the Company funding FAC's investment in FCS.

Deferred policy acquisition costs, net of amortization, increased 65% from $1,928,820 at December 31, 2001 to $3,186,587 at December 31, 2002 resulting from the capitalization of acquisition expenses related to the increasing sales of life insurance. These acquisition expenses include commissions on first year business, medical exam and inspection fees, and salaries of employees directly involved in the marketing, underwriting and policy issuance functions.

Property and equipment decreased to $2,952,046 at December 31, 2002 from $3,060,347 at December 31, 2001. The decrease is due to depreciation and amortization expense.

Liabilities increased to $8,851,559 at December 31, 2002 from $5,590,041 at December 31, 2001. A significant portion of this increase is due to life insurance related policy liabilities. Policy reserves established due to the sale of life insurance increased approximately $786,065 (52%) between 2001 and 2002. These reserves are actuarially determined based on such factors as insured age, life expectancy, mortality and interest assumptions.

There was an increase in the amount of $1,464,844 (103%) for annuity contract liabilities from 2001 to 2002. According to the design of FLAC's primary life insurance product, first year premium payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. In 2002, annuity contract liabilities increased as additional policies reached the second policy year and the renewal policy base grew larger.

The liability for policy claims increased $78,671 from $0 at December 31, 2001 to $78,671 at December 31, 2002. The increase was due to unpaid claims at December 31, 2002.

Deposits on pending policy applications increased to $197,013 at December 31, 2002 from $172,616 at December 31, 2001. Deposits on pending policy applications represent money submitted with policy applications that have not yet been approved. Any increases or decreases in this liability from year to year are due to the timing of approval and delivery of the new business.

Policyholder premium deposits increased $53,447 (32%) from $166,182 at December 31, 2001 to $219,629 at December 31, 2002. Premium deposits have grown as the amount of insurance inforce has grown.

In accordance with existing reinsurance agreements, FLAC generally pays no reinsurance premiums on first year individual business. However, SFAS No. 113 requires the unpaid premium to be recognized as a first year expense and amortized over the estimated life of the reinsurance policies. FLAC records this unpaid premium as "reinsurance premiums payable" in the balance sheet and as "reinsurance premiums ceded" in the income statement. The change in reinsurance premiums payable between 2001 and 2002 was an increase of $7,744.

Note payable has decreased $78,484 to $1,888,844 at December 31, 2002 from $1,967,328 at December 31, 2001. The decrease is the portion of each payment that has been applied to the principal amount of the note. During 2002 interest expense for the note was $143,227.

Deferred federal income taxes payable increased to $1,066,390 at December 31, 2002 from $533,793 at December 31, 2001. Federal income taxes payable are primarily due to deferred taxes established based on timing differences between income recognized for financial statements and taxable income for the Internal Revenue Service. These deferred taxes are based on the operations of FLAC and on unrealized gains of fixed maturities.

Results of Operations

Significant components of revenues include life insurance premiums, net of reinsurance and net investment income. The following table provides information concerning net premium income for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Whole life insurance:			
First year	$ 1,815,415	$ 1,365,755	$ 1,419,335
Renewal	1,595,160	1,034,091	560,747
Term insurance:			
First year	4,524	11,814	8,993
Renewal	15,729	8,871	-
Single premium	10,580	30,386	-
Gross premium income	3,441,407	2,450,917	1,989,075
Reinsurance premiums assumed	1,077	15	-
Reinsurance premiums ceded	(111,624)	(78,203)	(54,162)
Net premium income	$ 3,330,860	$ 2,372,729	$ 1,934,913

Net premium income increased $958,131 (40%) from 2001 to 2002 and $437,816 (23%) from 2000 to 2001. The increases in net premium income are primarily driven by significant increases in total first whole life year premiums in 2002 and renewal year whole life premiums during both 2002 and 2001. Total first year whole life premium increased $449,660 (33%) to $1,815,415 in 2002 from $1,365,755 in 2001. Total renewal year whole life premiums increased $561,069 from 2001 to 2002 and $473,344 from 2000 to 2001. The increases in renewal year whole life premiums are consistent with the growing nature of the Company. Other significant increases in the components comprising net premium income include a $30,386 increase in term insurance single premiums from 2000 to 2001 and increases in reinsurance premiums ceded of $33,421 (43%) from 2001 to 2002 and $24,041 (44%) from 2000 to 2001. Reinsurance premiums ceded reflect premiums paid to other companies to reinsure a portion of the risk associated with life policies. The increase in reinsurance premiums ceded each year is consistent with the increase in gross premiums.

Net investment income decreased $111,473 (16%) from 2001 to 2002 and increased $1,658 (1%) from 2000 to 2001. During 2000 and 2001, short-term investments were converted to investments in available-for-sale fixed maturity investments, with higher yields. The invested asset mix, combined with a growing invested asset base each year, resulted in increased income from investments for the year ended December 31, 2001. During 2002 short-term investments were converted to investments in available-for-sale fixed maturity investments, with lower yields as compared to bonds that have been purchased in prior years. The decrease in yields has been reflected in the decrease in net investment income for the year ended December 31, 2002.

Rental income increased from $106,963 in 2001 to $214,676 in 2002. The increase in rental income is due to a whole year of leasing of office space instead of a partial year in 2001. Rental income is earned by leasing approximately 12,500 square feet of office space in the home office building. The Company has executed a 10 year inclusive non cancelable lease on 10,000 square feet of the office space. The remaining 2,500 square feet is leased on a month-to-month basis.

Benefits and expenses totaled $4,303,906, $3,240,581 and $2,371,934 for the years ended December 31, 2002, 2001 and 2000, respectively. Included in total benefits and expenses were policy reserve increases of $786,064, $603,159 and $545,337 during 2002, 2001, and 2000, respectively. Life insurance reserves are actuarially determined based on such factors as insured age, life expectancy, mortality and interest assumptions. As more life insurance is written and existing policies reach additional durations, it is reasonable for policy reserves to continue to increase.

Interest credited on annuities and premium deposits totaled $171,866, $78,989 and $21,683 for the years ended December 31, 2002, 2001 and 2000, respectively. The increases during 2002 and 2001 ($92,877 and $57,306, respectively) are primarily a result of the increase in annuity fund balances. Both interest credited on annuities and annuity fund balances have increased as a result of the increase in the number of policies inforce (4,927, 2,933 and 1,797 in 2002, 2001 and 2000, respectively).

Commission expense was $1,336,805, $849,576 and $863,159 for the years ended December 31, 2002, 2001, and 2000, respectively. Commission expense is based on a percentage of premium and is determined in the product design. Additionally, higher percentage commissions are paid for first year business than renewal year. The increases and/or decreases in commission expenses are directly related to the increases and/or decreases in first year premium income during each respective period.

Acquisition costs which are related to the sale of insurance are capitalized and amortized over the premium paying period of the associated policies. These costs include commissions on first year business, medical exams and inspection fees, and salaries of employees directly involved in the marketing, underwriting and policy issuance functions. During 2002, 2001 and 2000, $1,680,977, $1,115,390 and $1,158,212, respectively, of these costs had been capitalized as deferred policy acquisition costs. The related amortization for the same periods totaled $423,210, $459,124, and $565,869, respectively.

Salaries, wages and employee benefits increased from $682,458 in 2000 to $1,020,655 in 2001 and $1,352,175 in 2002. The increases are due to the hiring of numerous employees that fulfill new positions within the Company.

Administrative fees - related party have been paid to FAC for underwriting, accounting and other policy services. During 2002, 2001 and 2000, respectively, these fees totaled $288,936, $142,785 and $117,246 and were calculated based on a percentage of FLAC's premium income collected. The increase in the current year amount is due to the buyout of the administrative agreement for a lump sum amount of $212,000. The increase in administrative fees during 2001 ($25,539 or 22%) correlates with the increase in premium income during the same time period.

Other operating costs and expenses totaled $1,394,120, $1,235,769 and $690,841 for the years ended December 31, 2002, 2001, and 2000, respectively. The increases are consistent with the growing nature of the Company. Significant components of the $158,351 increase from 2001 to 2002 include the following: interest expense $49,593, travel related expense $71,253, EDP consulting of $83,061 and depreciation expense of $47,301.

Liquidity and Capital Resources

During the years ended December 31, 2002, 2001, and 2000, the Company maintained liquid assets sufficient to meet operating demands, while continuing to utilize excess liquidity for fixed maturity investments. Net cash provided by (used in) operating activities during the years ended December 31, 2002, 2001 and 2000 totaled $(280,699), $(226,170) and $98,435, respectively.

FLAC generally receives adequate cash flow from premium collections and investment income to meet the obligations of its insurance operations. Insurance policy liabilities are primarily long-term and generally are paid from future cash flows. A significant portion of the Company's invested assets are readily marketable and highly liquid.

Cash collected from deposits on annuity contracts and policyholder premium deposits are recorded as cash flows from financing activities. A significant portion of the Company's invested assets are readily marketable and highly liquid.

A third-party has recently made a demand on the Company for the payment of approximately $560,000 in damages it alleges it incurred as a result of the Company's alleged breach of a contractual obligation. The Company is currently investigating this claim. If such claim proves to be meritorious, the Company's liquidity could be adversely affected.

The Company's former President and Chief Executive Officer has made a demand on the Company for the payment of $250,000 in severance benefits under his employment agreement. The Company denies any such obligation. If this claim is found to be meritorious, the Company's liquidity could be adversely affected.



SELECTED FINANCIAL DATA

The following table provides selected Consolidated Statement of Operations and Balance Sheet results for the Company for the years ended December 31, 2002, 2001 and 2000 respectively,

		December 31,	
	2002	2001	2000
Operating Data:			
Premium income, net	$ 3,330,860	$ 2,372,729	$ 1,934,913
Net investment income	589,430	700,903	699,245
Rental and other income	216,010	120,932	30,565
Benefits and expenses	4,303,906	3,420,581	2,371,934
Federal income taxes	402,468	151,395	136,742
Net income (loss)	(547,226)	(352,828)	155,139
Net income (loss) per common share - basic and diluted	$ (0.11)	$ (0.07)	$ 0.03
Balance Sheet Data:			
Total assets	$ 18,746,516	$ 17,239,963	$ 14,380,754
Policy and contract liabilities	5,733,020	3,317,852	1,607,883
Total liabilities	8,851,559	5,950,041	2,828,180
Total shareholders' equity	9,894,957	11,289,922	11,552,574

CONSOLIDATED BALANCE SHEETS

Assets	December 31, 2002	December 31, 2001
Investments:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost, $10,096,482 in 2002 and $8,313,448 in 2001)	$ 10,760,529	$ 8,605,901
Investments in real estate	274,564	274,564
Policy loans	65,011	33,178
Notes receivable (net of valuation allowance of $2,368 in 2002 and $4,406 in 2001)	28,204	-
Short-term investments	416,801	2,286,095
Total investments	11,545,109	11,199,738
Cash and cash equivalents	400,062	463,363
Investments in related parties	131,549	150,576
Accrued investment income	177,598	181,719
Accounts receivable	322,421	104,447
Accounts receivable from affiliate	-	124,881
Deferred policy acquisition costs (net of accumulated amortization of $1,682,954 in 2002 and $1,259,744 in 2001)	3,186,587	1,928,820
Property and equipment (net of accumulated depreciation of $264,976 in 2002 and $129,977 in 2001)	2,952,046	3,060,347
Other assets	31,144	26,072
Total assets	$ 18,746,516	$ 17,239,963
Liabilities and Shareholders' Equity		
Policy and contract liabilities:		
Annuity contract liabilities	$ 2,888,962	$ 1,424,118
Life policy reserves	2,308,859	1,522,794
Liability for policy claims	78,671	-
Policyholder premium deposits	219,629	166,182
Deposits on pending policy applications	197,013	172,616
Reinsurance premiums payable	39,886	32,142
Total policy and contract liabilities	5,733,020	3,317,852
Commissions, salaries, wages and benefits payable	118,204	84,038
Other liabilities	45,101	28,395
Note payable	1,888,844	1,967,328
Accounts payable to affiliate	-	18,022
Federal income taxes payable:		
Current	-	613
Deferred	1,066,390	533,793
Total liabilities	8,851,559	5,950,041
Shareholders' equity:		
Common stock, $.10 par value, 8,000,000 shares authorized; 5,449,578 shares issued and 4,687,078 shares outstanding in 2002; and 5,438,985 shares issued and 5,273,985 shares outstanding in 2001;	544,958	543,899
Additional paid in capital	12,380,523	12,328,617
Accumulated deficit	(2,076,839)	(1,529,613)
Accumulated other comprehensive income	431,798	191,277
Less: Treasury shares held at cost (762,500 shares in 2002 and 165,000 shares in 2001)	(1,385,483)	(244,258)
Total shareholders' equity	9,894,957	11,289,922
Total liabilities and shareholders' equity	$ 18,746,516	$ 17,239,963

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2002	2001	2000
Revenues:			
Gross premium income	$ 3,441,407	$ 2,450,917	$ 1,989,075
Reinsurance premiums assumed	1,077	15	-
Reinsurance premiums ceded	(111,624)	(78,203)	(54,162)
Net premium income	3,330,860	2,372,729	1,934,913
Net investment income	589,430	700,903	699,245
Net realized gain (loss) on disposal of assets	22,848	24,584	(908)
Rental income	214,676	106,963	-
Other income	1,334	13,969	30,565
Total revenue	4,159,148	3,219,148	2,663,815
Benefits and expenses:			
Increase in policy reserves	786,064	603,159	545,337
Policyholder surrender values	67,162	46,754	14,887
Interest credited on annuities and premium deposits	171,866	78,989	21,683
Death claims	85,767	47,250	22,306
Commissions	1,336,805	849,576	863,159
Policy acquisition costs deferred	(1,680,977)	(1,115,390)	(1,158,212)
Amortization of deferred policy acquisition costs	423,210	459,124	565,869
Salaries, wages, and employee benefits	1,352,175	1,020,655	682,458
Miscellaneous taxes	78,778	51,910	6,360
Administrative fees - related party	288,936	142,785	117,246
Other operating costs and expenses	1,394,120	1,235,769	690,841
Total benefits and expenses	4,303,906	3,420,581	2,371,934
Income (loss) before income tax expense	(144,758)	(201,433)	291,881
Income tax expense	402,468	151,395	136,742
Net income (loss)	$ (547,226)	$ (352,828)	$ 155,139
Net income (loss) per common share - basic and diluted	$ (0.11)	$ (0.07)	$ 0.03

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years ended December 31,		
	2002	2001	2000
Common stock:			
Balance, beginning of year	$ 543,899	$ 541,886	$ 546,886
Common shares retired	-	-	(5,000)
Common shares issued (10,593 shares in 2002)	1,059	2,013	-
Balance, end of year	544,958	543,899	541,886
Additional paid-in capital:			
Balance, beginning of year	12,328,617	12,230,005	12,230,005
Common shares issued (10,593 shares in 2002)	51,906	98,612	-
Balance, end of year	12,380,523	12,328,617	12,230,005
Accumulated deficit:			
Balance, beginning of year	(1,529,613)	(1,176,785)	(1,331,924)
Net income (loss)	(547,226)	(352,828)	155,139
Balance, end of year	(2,076,839)	(1,529,613)	(1,176,785)
Accumulated other comprehensive income:			
Balance, beginning of year	191,277	144,226	(23,803)
Net unrealized gain on available-for-sale securities	240,521	47,051	168,029
Balance, end of year	431,798	191,277	144,226
Treasury stock:			
Balance, beginning of year	(244,258)	(186,758)	(2,000)
Purchase of 95,000 common shares at $1.94 per share	-	-	(184,758)
Purchase of 50,000 common shares at $1.15 per share	-	(57,500)	-
Purchase of 597,500 common shares at $1.91 per share	(1,141,225)	-	-
Balance, end of year	(1,385,483)	(244,258)	(186,758)
Total shareholders' equity	$ 9,894,957	$ 11,289,922	$ 11,552,574
Disclosure of reclassification amount:			
Unrealized holding gains arising during period	$ 255,374	$ 64,463	$ 166,604
Less: reclassification adjustment for gains in net income (loss)	(14,853)	(17,412)	1,425
Net unrealized gains on securities	$ 240,521	$ 47,051	$ 168,029

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
Operating activities:			
Net income (loss)	$ (547,226)	$ (352,828)	$ 155,139
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Interest credited on annuities and premium deposits	77,189	82,838	21,683
Net realized investment (gain) loss	(22,848)	(25,618)	908
Provision for depreciation and amortization	134,999	87,698	15,666
Equity loss in investment in affiliate	28,832	-	-
Amortization of premium and accretion of discount on fixed maturity and short-term investments	53,849	(6,033)	(12,159)
Interest credited to certificates of deposit balances	(7,018)	(47,909)	(84,612)
Realized net loss (gain) on disposal of assets	-	1,034	(2,236)
Provision for deferred federal income taxes	403,089	143,692	126,978
Other	-	-	(5,000)
Decrease (increase) in accrued investment income	4,121	(33,232)	(37,135)
(Increase) decrease in accounts receivable	(217,974)	(11,280)	43,397
Decrease (increase) in accounts receivable from affiliate	124,881	(124,881)	-
Increase in deferred policy acquisition costs, net	(1,257,767)	(656,266)	(592,343)
Increase in policy loans	(31,833)	(27,188)	(5,990)
(Increase) decrease in other assets	(5,072)	(7,685)	3,085
Increase in policy reserves	786,065	603,159	545,337
Increase (decrease) in liability for policy claims	78,671	(22,306)	22,306
Increase (decrease) in deposits on pending policy applications	24,397	96,237	(145,034)
Increase in reinsurance premiums payable	7,744	3,581	16,716
Increase in commissions, salaries, wages and benefits payable	87,131	70,645	46,212
(Decrease) increase in accounts payable to affiliate	(18,022)	(25)	8,887
Increase (decrease) in other liabilities	16,093	197	(23,370)
Net cash (used in) provided by operating activities	(280,699)	(226,170)	98,435
Investing activities:			
Purchase of available-for-sale fixed maturities	(5,152,880)	(4,537,224)	(3,543,284)
Sale or maturity of available-for-sale fixed maturities	3,373,352	2,014,503	198,000
Additions to property and equipment, net	(26,698)	(1,865,557)	(939,585)
Purchase of real estate held for investment	-	(274,564)	-
Purchase of investments in affiliates	(9,805)	(133,776)	(16,800)
Changes in notes receivable, net	(28,204)	30,262	(30,262)
Short-term investments disposed, net	1,840,240	2,465,136	3,297,120
Net cash used in investing activities	(3,995)	(2,301,220)	(1,034,811)
Financing activities:			
Proceeds from note payable	-	1,301,982	698,018
Payments on note payable	(78,484)	(32,672)	-
Deposits on annuity contracts, net	1,398,907	862,297	457,424
Purchase of treasury stock	(1,141,225)	(57,500)	(184,758)
Policyholder premium deposits, net	42,195	84,161	4,292
Net cash provided by financing activities	221,393	2,158,268	974,976
(Decrease) increase in cash and cash equivalents	(63,301)	(369,122)	38,600
Cash and cash equivalents, beginning of period	463,363	832,485	793,885
Cash and cash equivalents, end of period	$ 400,062	$ 463,363	$ 832,485
Schedule of non-cash financing transactions:			
Common stock issued to Advisory Board Members	$ 52,965	$ 100,625	$ -

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements December 31, 2002

1. Nature of Operations

First American Capital Corporation (the "Company") was incorporated on July 10, 1996 for the primary purpose of forming, owning and managing life insurance companies. On March 11, 1997, the Company's registration statement filed with the Office of the Kansas Securities Commissioner for a $12,500,000 intra-state public stock offering, which included a 10% "over-sale" provision (additional sales of $1,250,000), was declared effective. The Company completed its public stock offering on January 11, 1999, raising total capital of $13,750,000.

The Company has a wholly-owned insurance subsidiary, First Life America Corporation ("FLAC"), which is domiciled in Kansas. FLAC was incorporated on July 15, 1997 and capitalized with $1,200,000. On October 15, 1997, the Kansas Insurance Department ("KID") granted FLAC a Certificate of Authority. On December 10, 1998, the Company provided FLAC with an additional $1,800,000 of capital. In 2000 and 2001, the Company contributed an additional $250,000 and $450,000 of capital, respectively. This has resulted in total capitalization of $3,700,000. Insurance operations commenced on November 19, 1998. Prior to the commencement of insurance operations, the Company was in the developmental stage.

The various insurance products currently being marketed by FLAC are as follows:

First American 2000 is a modified payment whole life insurance policy with a flexible premium deferred annuity rider. A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to policy benefits without making future payments. The product combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from age 0 (30 days) to 20 and 66 to 80 are ten pay policies and issue ages from 21 to 65 are twenty pay policies. Premium payments are split between life and annuity based on percentages established in the product design. First year premium payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

Golden Eagle Whole Life is available on a simplified issue or graded death benefit basis. The simplified issue product is issued from age 50 to 85 with death benefit coverage ranging from a minimum of $2,500 to a maximum of $25,000. The graded death benefit product is issued from age 50 to 80 with death benefit coverage ranging from a minimum of $2,000 to a maximum of $10,000. The policy includes a living benefit rider that pays the actuarial present value of death benefit upon terminal illness or nursing home confinement. Premiums are level for life and vary by risk class, sex and issue age.

First Step is a juvenile term product issued from age 0 (30 days) to age 15. Coverage is sold in units. One unit, consisting of a single premium payment of $100 purchases $5,000 of death benefit coverage, while two units, consisting of a single premium payment of $200 purchases $10,000 of coverage. The product contains a conversion provision allowing it to be converted to a whole life policy prior to age 21.

FLAT 10 (First Life Affordable Term) is a ten year term product issued from age 20 to 70. It has a re-entry provision allowing the current insured to re-qualify prior to each ten year period. The re-qualification is essentially re-underwriting including medical exams and inspections to determine if the risk has changed or remained the same. The policy expires automatically at age 95.

First Guard 10 is a ten year term product renewable to age 70 and convertible to age 60. Renewable means the policy is kept inforce as long as the premiums are paid, but the rates do change each 10 year period. Convertible means that prior to age 60 the policy can be converted to a permanent plan of insurance. The product is issued from age 18 to 60. The policy includes an accelerated death benefit rider. This rider provides that in the event that certain ailments or medical conditions strike, a 25% or 50% of the base policy coverage could be paid. The maximum benefit under this rider is $250,000. Payment of an accelerated benefit does reduce the future death benefit.

1. Nature of Operations (continued)

SPDA is a single premium deferred annuity that is offered by the Company in Kansas only. Additional deposits are subject to maximum and minimum restrictions. The contract is issued as a conventional deferred annuity that meets Federal requirements for tax deferred accumulation of interest. The current interest rate credited is 4.75% and is subject to change.

The Company formed First Capital Venture Inc. ("FCVI"), a venture capital subsidiary in October of 1998. FCVI has yet to be capitalized.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which for FLAC, differ from statutory accounting practices prescribed or permitted by the KID.

Certain amounts from prior years have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiary, FLAC. All intercompany accounts and transactions are eliminated in consolidation.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. As more information becomes known, actual results could differ from those estimates.

Investments

The Company classifies all of its fixed maturity investments as available-for-sale. Available-for-sale fixed maturities are carried at fair value with unrealized gains and losses, net of applicable taxes, reported in other comprehensive income. Policy loans are carried at unpaid balances. Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase and are carried at cost which approximates fair value. Notes receivable are reported at unpaid principal balance, net of allowance for uncollectible amounts. Short-term investments consist of investments with original maturities of three months to one year and are carried at cost which approximates fair value. Realized gains and losses on sales of investments are recognized in operations on the specific identification basis. Interest earned on investments is included in net investment income. Investments in related parties are reported at cost except for First Computer Services, which is reported using the equity method (see Note 5).

Property and Equipment

Property and equipment, including the home office building (see Note 6), are carried at cost less accumulated depreciation. Accumulated depreciation on the office building and land improvements is calculated using the straight-line method over the estimated useful lives of the respective assets. Accumulated depreciation on furniture, fixtures and equipment is calculated using the 200% declining balance method over the estimated useful lives of the respective assets. The estimated useful lives are generally as follows:

Building and capitalized interest	39 years
Land improvements	15 years
Furniture, fixtures and equipment	3 to 7 years

2. Significant Accounting Policies (continued)

Office Lease

The Company is currently located in a new office building in Topeka, Kansas. During 2001, the Company terminated the previous office lease. Rent expense incurred under this previous agreement for the years ended December 31, 2001 and 2000 totaled $16,995 and $37,788, respectively.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new business have been deferred to the extent recoverable from future policy revenues and gross profits. The acquisition costs are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy reserves.

Life Policy Reserves

The liabilities for future policy benefits on the Company's life insurance products are computed using the net level premium method and assumptions as to investment yields, mortality, withdrawals and other assumptions, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. The assumptions utilized were 7.25% for investment yields, 1975-1980 select and ultimate tables for mortality, and Linton BA tables for withdrawal rates.

Annuity Contract Liabilities

Annuity contract liabilities are computed using the retrospective deposit method and consist of policy account balances before deduction surrender charges, which accrue to the benefit of policyholders. Premiums received on annuity contracts are recognized as an increase in a liability rather than premium income. Interest credited on annuity contracts is recognized as an expense.

Liability for Policy Claims

Policy claim liabilities are based on reported death claims.

Policyholder Premium Deposits

Policyholder premium deposits represent premiums received for the payment of future premiums on existing policyholder contracts. Interest is credited on these deposits at the rate of 6%. The premium deposits are recognized as an increase in a liability rather than premium income. Interest credited on the premium deposits is recognized as an expense.

Premiums

Life insurance premiums for limited payment contracts are recorded according to Statement of Financial Accounting Standard ("SFAS") No. 97. "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." Any gross premium in excess of net premium is deferred and recognized in income in a constant relationship with insurance in force.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under generally accepted accounting principles and balances determined for tax reporting purposes.

2. Significant Accounting Policies (continued)

Reinsurance

Estimated reinsurance receivables are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts, in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

Net Earnings (Loss) Per Common Share

Net income (loss) per common share for basic and diluted earnings per share is based upon the weighted average number of common shares outstanding during each year. The weighted average outstanding common shares were 5,120,804, 5,294,418 and 5,387,767 for the years ended December 31, 2002, 2001 and 2000, respectively.

Comprehensive Income

SFAS No. 130 requires unrealized gains and losses on the Company's available-for-sale securities to be included in other comprehensive income.

3. Investments

The amortized cost and fair value of investments in fixed maturities at December 31, 2002 and 2001 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002:				
U.S. Government Agency	$ 3,976,796	$ 199,142	$ -	$ 4,175,938
Corporate bonds	6,119,687	468,801	3,896	6,584,592
Certificates of Deposit	-	-	-	-
Total	$ 10,096,482	$ 667,943	$ 3,896	$ 10,760,529
December 31, 2001:				
U.S. Government Agency	$ 3,879,669	$ 112,151	$ 3,171	$ 3,988,649
Corporate bonds	4,343,779	195,249	11,776	4,527,252
Certificates of Deposit	90,000	-	-	90,000
Total	$ 8,313,448	$ 307,400	$ 14,947	$ 8,605,901

The amortized cost and fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value
Due in one year or less	$ 451,146	$ 460,871
Due after one year through five years	4,443,415	4,731,687
Due after five years through ten years	4,128,654	4,480,423
Due after ten years	1,073,267	1,087,548
	$ 10,096,482	$ 10,760,529

The fair values for investments in fixed maturities are based on quoted market prices.

3. Investments (continued)

Included in investments are securities which have a fair value of $2,199,038 and $2,291,249 at December 31, 2002 and 2001, respectively, which are on deposit with various state insurance departments.

During 2002, the Company had gross realized investment gains of $39,454. Investment gains were $26,746 and $1,251 during 2001 and 2000, respectively. Gross realized investment losses totaled $16,606, $2,162 and $2,159 in 2002, 2001 and 2000, respectively. These realized gains and losses during 2002 were the result of the sale of available for sale fixed maturity investments.

During 2002, the Company issued a note to an employee of the Company for $31,000. The note is payable in 36 equal monthly installments and bears interest at 8% per annum. Total payments of $2,796 were received against the note during 2002. The principal balance due on the note at December 31, 2002 is $28,204. No valuation allowance has been assessed against the note at December 31, 2002.

Advances to agents in the amount of $60,053 have been converted to notes receivable to be collected over a three-year term. The notes bear interest at 9.5% per annum. Total payments of $2,038 and $44,270 were received against these notes during 2002 and 2001, respectively. The principal balance due on the notes at December 31, 2002 and 2001 is $0 (net of valuation allowance of $2,368) and $0 (net of valuation allowance of $4,406), respectively.

The carrying value of short-term investments approximates their fair value. At December 31, 2002 and 2001 the fair value of short-term investments was $416,801 and $2,286,095, respectively.

Interest income consists of interest earned on notes receivable, policy loans, available-for-sale securities and short-term investments, which include certificates of deposit.

Following are the components of net investment income for the years ended December 31, 2002, 2001 and 2000:

	Years ended December 31,		
	2002	2001	2000
Fixed maturities	$ 545,051	$ 482,201	$ 324,086
Notes receivables	2,051	3,065	2,581
Short-term and other investments	44,718	218,936	388,667
Gross investment income	591,820	704,202	715,334
Investment expenses	(2,390)	(3,299)	(16,089)
Net investment income	$ 589,430	$ 700,903	$ 699,245

4. Concentrations of Credit Risk

Credit risk is limited by emphasizing investment grade securities and by diversifying the investment portfolio among U.S. Government Agency and Corporate bonds. Credit risk is further minimized by investing in certificates of deposit. Certain certificates of deposit and cash balances exceed the maximum insurance protection of $100,000 provided by the Federal Deposit Insurance Corporation ("FDIC"). However, both certificates of deposit balances and cash balances exceeding this maximum are protected through additional insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

5. Investments in Related Parties

On June 20, 2000, the Company purchased, through a private placement, 168,000 shares of the common stock of Mid-Atlantic Capital Corporation ("MCC") of Charleston, West Virginia for $16,800. MCC has registered a West Virginia intrastate public offering of $12,000,000. After MCC's private placement and public offerings are complete, the Company will own 3.05% of the outstanding common stock. These shares are not registered under the Securities Act of 1933, and are subject to restrictions on transferability and resales and may not be transferred or resold except as permitted under the Act and applicable state securities laws, pursuant to registration or exemption therefrom.

On August 16, 2001, the Company purchased, through a private placement, 250,000 shares of the common stock of Arkansas Security Capital Corporation ("ASCC") of Springdale, Arkansas for $25,000. ASCC plans to register an Arkansas intrastate public offering of $12,000,000. These shares are not registered under the Securities Act of 1933, and are subject to restrictions on transferability and resales and may not be transferred or resold except as permitted under the Act and applicable state securities laws, pursuant to registration or exemption therefrom.

During 2001, the Company purchased a 50% interest in First Computer Services, LLC ("FCS"). FCS owns the computer hardware and software that operates the Company's policy administration, underwriting, claim processing, and accounting system. The company uses the equity method to account for this investment, which is owned jointly by the Company and First Alliance Corporation ("FAC") of Lexington, Kentucky. As of December 31, 2002 and 2001, the carrying value of the FCS investment was $89,749 and $108,776, respectively. The current year amount represents an investment of $125,000 reduced by cumulative net operating losses totaling $35,251. Selected financial data for FCS for the year ended December 31, 2002 is listed below.

Total Assets:	$ 179,498
Total Liabilities:	-
Total Liabilities and Equity:	179,498
Loss from Operations:	(57,665)

6. Property and Equipment

The Company owns approximately six and one-half acres of land located in Topeka, Kansas. A 20,000 square foot office building has been constructed on approximately one-half of this land. The remaining land, including improvement costs, is classified as real estate held for investment. On May 1, 2001, the Company relocated its home office facilities to the newly constructed building. The Company occupies approximately 7,500 square feet of the building and the remaining 12,500 square feet is leased (see Note 7).

	2002	2001
Land and improvements	$ 357,675	$ 357,675
Building and capitalized interest	2,605,330	2,605,330
Furniture, fixtures and equipment	254,017	227,319
Total property and equipment	3,217,022	3,190,324
Less - accumulated depreciation and amortization	(264,976)	(129,977)
Net property and equipment	$ 2,952,046	$ 3,060,347

7. Leases

The Company owns a 20,000 square foot building and occupies approximately 7,500 square feet. The Company leases the remaining 12,500 square feet to two separate entities. The Company leases approximately 2,500 square feet on a month to month basis that is cancelable providing that the lessor or lessee give the other party written notice 60 days prior to termination of the lease. The remaining 10,000 square feet is leased under a 10 year inclusive non cancelable lease that commenced on July 1, 2001 and will end on June 30, 2011. The lessee may terminate this lease after 5 years, on or after June 30, 2006 upon 90 days notification in writing to the lessor. The future minimum lease payments to be received under non cancelable lease agreements at December 31, 2002 are approximately as follows:

Year ending December 31,	Amount
2003	$ 181,224
2004	181,224
2005	181,224
2006	90,612
Total	$ 634,284

8. Federal Income Taxes

The Company does not file a consolidated federal income tax return with FLAC. FLAC is taxed as a life insurance company under the provisions of the Internal Revenue Code and must file a separate tax return for its initial five years of existence. Federal income tax expense for the years ended December 31, 2002, 2001, and 2000 consisted of the following:

	Years ended December 31,		
	2002	2001	2000
Current	$ -	$ 7,703	$ 9,764
Deferred	402,468	143,692	126,978
Federal income tax expense	$ 402,468	$ 151,395	$ 136,742

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% in 2002 and 2001 and 34% in 2000 as follows:

	Years ended December 31,		
	2002	2001	2000
Federal income tax expense (benefit) at statutory rate	$ (50,665)	$ (70,502)	$ 99,240
Small life insurance company deduction	-	(29,936)	(30,118)
Increase in valuation allowance	480,683	254,674	83,561
Surtax exemptions	-	(9,650)	(10,315)
Other	(27,550)	6,809	(5,626)
Federal income tax expense	$ 402,468	$ 151,395	$ 136,742

8. Federal Income Taxes (continued)

Deferred federal income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Significant components of the Company's net deferred tax liability are as follows:

	December 31	
	2002	2001
Deferred tax liability:		
Due and deferred premiums	$ 38,150	$ 19,488
Deferred policy acquisition costs	937,917	554,006
Net unrealized investment gains	232,508	102,996
Total deferred tax liability	1,208,575	676,490
Deferred tax asset:		
Policy reserves	128,705	131,447
Reinsurance premiums	13,480	11,250
Net operating loss carry forward	1,370,274	889,591
Alternative manimum tax credit carry forward	1,198	1,198
Total deferred tax asset	1,513,657	1,033,486
Valuation allowance	(1,371,472)	(890,789)
Net deferred tax asset	142,185	142,697
Net deferred tax liability	$ 1,066,390	$ 533,793

The Company has net operating loss carry forwards of approximately $3,235,796 expiring in 2011 through 2022. These net operating loss carry forwards are not available to offset FLAC income. FLAC has approximately $679,272 of net operating loss carry forwards expiring in 2022 and alternative minimum tax credit carry forwards of $1,198, which have no expiration date. There were no taxes paid in 2002, 2001 or 2000.

9. Note Payable

On July 20, 2001, the Company borrowed $2 million from Columbian Bank and Trust Company secured by its home office building (See Note 6). The note will mature on July 15, 2016. The note is payable in 120 monthly payments of $18,000 each and 59 monthly payments of $18,444 each and a final payment of the balance due. The lender may, when an increase occurs in the interest rate, increase the amount of the monthly payment or increase the number of payments required. Interest is payable monthly based on the 5-year T-Bill rate (4.40% at the date of the loan) plus a margin of 2.60 percentage points. The interest rate will be recomputed at the end of 5 years and 10 years based on the current 5-year T-Bill rate at that time. The Company has paid interest of $143,227 and $93,634 related to this note during 2002 and 2001.

Required future principle payments are as follows:

Year	Principal Payment
2003	84,257
2004	90,086
2005	97,081
2006	104,223
2007	111,889
Thereafter	1,401,308
Total	$ 1,888,844

10. Shareholders' Equity and Statutory Accounting Practices

FLAC prepares its statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the KID. Currently, "prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. During 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification replaced the NAIC Accounting Practices and Procedures Manual and was effective January 1, 2001. The impact of Codification was not material to FLAC's statutory-basis financial statements.

Net income for 2002, 2001, and 2000 and capital and surplus at December 31, 2002, 2001, and 2000 for the Company's insurance operations as reported in these financial statements prepared in accordance with GAAP as compared to amounts reported in accordance with SAP prescribed or permitted by the KID are as follows:

	GAPP		SAP	
	Net Income	Capital and Surplus	Net Income (loss)	Capital and Surplus
2002	78,160	5,190,658	(671,551)	2,879,079
2001	381,230	4,922,152	17,465	3,698,742
2000	400,907	4,046,552	68,787	3,252,279

Principal differences between GAAP and SAP include: a) costs of acquiring new policies are deferred and amortized for GAAP; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions for GAAP; c) statutory asset valuation reserves are not required for GAAP; and d) available-for-sale fixed maturity investments are reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity for GAAP.

Statutory restrictions limit the amount of dividends which may be paid by FLAC to the Company. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholders' surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. In addition, FLAC must maintain the minimum statutory capital and surplus, $1,200,000, required for life insurance companies domiciled in Kansas.

The KID imposes on insurance enterprises minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio (the "Ratio") of the enterprises regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. FLAC has a ratio that is in excess of the minimum RBC requirements; accordingly, FLAC meets the RBC requirements.

11. Reinsurance

In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into agreements with Business Men's Assurance Company of America ("BMA") of Kansas City, Missouri, as well as Optimum Re Insurance Company ("Optimum Re") of Dallas, Texas, to reinsure portions of the life insurance risks it underwrites. Pursuant to the terms of the agreements, FLAC retains a maximum of $50,000 on any one insured. Currently, insurance ceded to Optimum Re is limited to the 10-year term policies. At December 31, 2002 and 2001, respectively, FLAC ceded inforce amounts totaling $37,665,863 and $31,878,00 of ordinary business and $36,508,000 and $31,027,000 of accidental death benefit risk.

Pursuant to the terms of the agreement with BMA, FLAC generally pays no reinsurance premiums on first year individual business. However, SFAS No. 113 requires the unpaid premium to be recognized as a first year expense and amortized over the estimated life of the reinsurance policies. FLAC records this unpaid premium as "Reinsurance premiums payable" in the accompanying balance sheet and recognized as "Reinsurance premiums ceded" in the accompanying income statement. At December 31, 2002 and 2001, respectively, the unpaid reinsurance premiums net of amortization totaled $39,886 and $32,142. To the extent that the reinsurance companies are unable to fulfill their obligations under the reinsurance agreements, FLAC remains primarily liable for the entire amount at risk.

Effective April 1, 2001, FLAC entered into an Automatic Retrocession Pool Agreement (the "Reinsurance Pool") with Optimum Re, Catholic Order of Foresters, American Home Life Insurance Company and Woodmen of the World. The agreement provides for automatic retrocession of coverage in excess of Optimum Re's retention on business ceded to Optimum Re by the other parties to the Reinsurance Pool. FLAC's maximum exposure on any one insured under the Reinsurance Pool is $50,000. During 2002 and 2001, respectively, FLAC assumed inforce amounts totaling $7,101,312 and $1,279,511.

12. Related Party Transactions

During 2001 and 2000, the Company was party to a service agreement with FLAC to provide personnel, facilities, and services to FLAC. The services performed pursuant to the service agreement included underwriting, claim processing, accounting, processing and servicing of policies, and other services necessary to facilitate FLAC's business. The agreement was in effect until either party provided ninety days written notice of termination. Under the agreement, FLAC paid monthly fees based on life premiums delivered by FLAC. The percentages were 25% of first year life premiums; 40% of second year life premiums; 30% of third year life premiums, 20% of fourth year life premiums and 10% of life premiums in years five and thereafter. FLAC retained general insurance expenses related to its sales agency, such as agent training and licensing, agency meeting expenses, and agent's health insurance. Pursuant to the terms of the agreement, FLAC incurred expenses of $704,151and $562,686 for the years ended December 31, 2001 and 2000, respectively.

Effective January 1, 2002, FLAC entered into a new service agreement with the Company. Under the terms of the agreement, the Company provides personnel, facilities, and services incident to the operations of FLAC. FLAC does not have any employees. Services performed pursuant to the agreement are underwriting, claim processing, accounting, policy processing and other services necessary for FLAC to operate. The agreement is effective until either party provides 90 days written notice of termination. FLAC pays fees equal to the Company's cost of providing such services, including an appropriate allocation of the Company's overhead expenses, in accordance with accounting principles generally accepted in the United States of America. FLAC still bears all direct selling costs which include agent recruiting, training and licensing; agent commissions; any benefits or awards directly for or to agents or management including the cost of any life or health insurance; and any taxes (federal, state or county) directly related to the business of FLAC. Additionally, FLAC is responsible for any reinsurance premiums; legal expenses related to settlement of claims; state examination fees; directors fees and directors liability insurance; interest on indebtedness; costs related to mergers or acquisitions and costs related to fulfilling obligations of the life insurance and annuity contracts written by the agents of FLAC. Pursuant to the terms of the agreement, FLAC incurred expenses of $1,322,066 for the year ended December 31, 2002.

12. Related Party Transactions (continued)

The Company contracted with FAC to provide underwriting and accounting services for FLAC and the Company. Under the terms of the management agreement, the Company paid fees based on a percentage of delivered premiums of FLAC. The percentages were 5.5% of first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums, 1% of fifth year premiums, and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $288,936, $142,785 and $117,246 of fees during 2002, 2001, and 2000, respectively.

Effective September 30, 2002 the Company acquired 525,000 shares of its common stock held by FAC for an aggregate purchase price of $1,002,750. In conjunction with the agreement to repurchase the stock, the Company also acquired 72,500 shares of its common stock held by six individuals associated with FAC for an aggregate purchase price of $138,475. In a related agreement, the Company and FAC agreed to terminate the management agreement between the parties through which the Company received administrative, reporting and underwriting services from FAC. Termination of the agreement occurred by the Company making a lump-sum payment of $212,000 to FAC on September 30, 2002. This amount represented the present value of fees earned by FAC under the agreement which would otherwise have been payable over time. These agreements effectively severed FAC's financial interest in the Company.

13. Fair Values of Financial Instruments

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Fixed Maturities

Fixed maturities are carried at fair value in the accompanying consolidated balance sheets. The fair value of fixed maturities are based on quoted market prices. At December 31, 2002 and 2001, the fair value of fixed maturities was $10,760,529 and $8,605,901, respectively.

Short-term Investments

The carrying value of short-term investments approximates their fair value. At December 31, 2002 and 2001, the fair value of short-term investments was $ 416,801 and $2,286,095, respectively.

Cash and Cash Equivalents

The carrying value of cash and cash equivalents approximates their fair value. At December 31, 2002 and 2001, the fair value of cash and cash equivalents was $400,062 and $463,363, respectively.

Policy Loans

The carrying value of policy loans approximates their fair value. At December 31, 2002 and 2001, the fair value of policy loans was $65,011 and $33,178, respectively.

Investments in Related Parties

The Company holds investments in related parties of $131,549 and $150,576 at December 31, 2002 and 2001, respectively. Of these amounts, $41,800 and $41,800 represent organizer shares purchased in the initial private placement of the respective entity at December 31, 2002 and 2001, respectively. These investments are restricted under Rule 144 of the Securities Act of 1933. There are no quoted market prices for these investments. These investments are carried at cost in the accompanying consolidated balance sheets.

13. Fair Values of Financial Instruments (continued)

The remaining $89,749 and $108,776 at December 31, 2002 and 2001 represents the Company's investment in First Computer Services, LLC ("FCS"). The Company uses the equity method to account for this investment. Refer to Note 5 for more information.

Notes Receivable

The carrying value of notes receivable approximates their fair value. At December 31, 2002 and 2001, the fair value of notes receivable was $28,204 and $0 respectively.

14. Comprehensive Income

In 1998, the Financial Accounting and Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 requires the detail of comprehensive income for the reporting period be disclosed in the financial statements. Comprehensive income consists of net income or loss for the current period adjusted for income, expenses gains and losses that are reported as a separate component of shareholders' equity rather than in the statement of operations. The financial statements have been prepared in accordance with SFAS 130.

The components of comprehensive income (loss) along with the related tax effects are presented for 2002, 2001 and 2000.

	2002	2001	2000
Unrealized gain on available-for-sale securities:			
Unrealized holding gain during the period	$ 370,035	$ 75,751	$ 254,589
Tax expense	(129,514)	(28,700)	(86,560)
Other comprehensive income	$ 240,521	$ 47,051	$ 168,029
Net income (loss)	$ (547,226)	$ (352,828)	$ 155,139
Other comprehensive income net of tax effect:			
Unrealized investment gain	240,521	47,051	168,029
Comprehensive income (loss)	$ (306,705)	$ (305,777)	$ 323,168
Net income (loss) per common share-basic and diluted	$ (0.06)	$ (0.06)	$ 0.06

15. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", became effective for 1998 and superseded SFAS No. 14. SFAS No. 131 requires a "management approach" (how management internally evaluates the operating performance of its business units) in the presentation of business segments. The segment data that follows has been prepared in accordance with SFAS No. 131. The operations of the Company and its subsidiaries have been classified into two operating segments as follows: life and annuity insurance operations and corporate operations. Segment information as of December 31, 2002, 2001 and 2000 and for the years then ended is as follows:

	Years ended December 31,		
	2002	2001	2000
Revenues			
Life and annuity insurance operations	$ 3,712,523	$ 2,704,352	$ 2,181,628
Corporate operations	446,625	514,796	482,187
Total	$ 4,159,148	$ 3,219,148	$ 2,663,815
Income (loss) before income taxes:			
Life and annuity insurance operations	$ 480,628	$ 532,626	$ 537,649
Corporate operations	(625,386)	(734,059)	(245,768)
Total	$ (144,758)	$ (201,433)	$ 291,881
Depreciation and amortization expense:			
Life and annuity insurance operations	$ 423,210	$ 459,124	$ 565,869
Corporate operations	134,999	87,698	15,666
Total	$ 558,209	$ 546,822	$ 581,535
Assets:			
Life and annuity insurance operations	$ 12,090,507	$ 8,795,709	$ 6,024,504
Corporate operations	6,656,009	8,444,254	8,356,250
Total	$ 18,746,516	$ 17,239,963	$ 14,380,754

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Independent Auditors' Report

Board of Directors and Shareholders
First American Capital Corporation

We have audited the accompanying consolidated balance sheets of First American Capital Corporation (a Kansas corporation) and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First American Capital Corporation and subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
March 14, 2003

Board of Directors

Harland E. Priddle, Chairman, Treasurer/Secretary

Danny N. Biggs, Director

Paul E. Burke, Jr., Director

Edward C. Carter, Director

Michael N. Fink, Director

Thomas M. Fogt, Director

Kenneth L. Frahm, Director

Stephen J. Irsik, Jr., Director

Rickie D. Meyer, Director

John G. Montgomery, Director

Gary E. Yager, Director





Company Profile

First American Capital Corporation (the "Company"), was incorporated on July 10, 1996, for the purpose of forming and managing life insurance companies and a venture capital company. The Company registered with the Office of the Kansas Securities Commissioner a $12,500,000 public stock offering which commenced on March 11, 1997. The public offering was completed on January 11, 1999, raising total capital of $13,750,000, which included a 10% over-sale of $1,250,000.

On July 15, 1997, the Company formed First Life America Corporation ("First Life"). First Life was capitalized with $3,000,000 and began insurance operations in November of 1998. The initial insurance product is a modified payment ordinary life insurance policy with a flexible premium tax-deferred annuity rider.

First Capital Venture, Inc. ("First Capital"), was formed in October of 1998 and has yet to commence operations. First Capital will provide venture capital and help promote economic growth in the state of Kansas.

Auditors

Kerber, Eck & Braeckel LLP
Springfield, Illinois

Our Purpose

Our Purpose is to help people meet their lifetime financial goals. We have a commitment to integrity along with the energy and drive to succeed. Guided by these values, we are evaluating every strategy, policy, and practice to transform our company into a leader in the financial services market.

First Life America Corporation

Is headquartered in Topeka, Kansas and is licensed to sell its products in the following states:

Illinois, Kansas, Kentucky, Nebraska,
North Dakota, Ohio, Oklahoma and Texas.

Annual Shareholders Meeting

Monday, June 2, 2003 at 11:00 a.m.
Holiday Inn West, 605 SW Fairlawn, Topeka, KS 66606

Transfer Agent

UMB Bank, Securities and Transfer Division
PO Box 410064, Kansas City, MO 64141-0064
1-800-884-4225



Marketing Information

As of April 30, 2003, there were approximately 4,900 shareholders of the Company's common stock. The number of shareholders was determined based on record holders on April 30, 2003. No dividends have been declared on the Company's common stock since inception.

Additional Information

A copy of the Company's Annual Report on Form 10-KSB, including financial statement schedules, for the year ended December 31, 2002, will be provided without charge to each stockholder requesting such Form upon written request directed to First American Capital Corporation, 1303 S.W. First American Place, Topeka, KS 66604, Attention: Harland Priddle, Secretary.

Description of Business

For information concerning the business conducted by the Company and its subsidiaries, see Item 1 entitled "Description of Business" in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 (the 10-KSB Report), which item is incorporated into this Annual Report to Shareholders.

Directors and Executive Officers

For information concerning the Directors and Executive Officers of the Company, see Item 9 entitled "Directors, Executive Officers, Promoters and Control Persons" in the Company's 10-KSB Report, which item is incorporated into this Annual Report to Shareholders.

Market for Common Stock and Related Shareholder Matters

For information concerning Company common stock and related shareholder matters, see Item 5 entitled "Market for Common Equity and Related Shareholder Matters" in the Company's 10-KSB Report, which item is incorporated into this Annual Report to Shareholders.


STRENGTH
VISION

First American Capital
Corporation

★ Corporate Offices ★
1303 SW First American Place Topeka, KS 66604
785•267•7077 Fax: 785•267•7079 Toll Free 866•211•0811